August 15, 2011

VIA EDGAR

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mail Stop 3561

Re:	Fifth Third Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

Form 8-K filed July 21, 2011

File No. 001-33653

Dear Mr. Vaughn:

We are writing in response to your letter dated August 2, 2011 related to the Form 10-K for the Fiscal Year Ended December 31, 2010 (the “2010 Form 10-K”) and the Form 8-K Filed July 21, 2011 of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”). In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Statements of Income Analysis

Applicable Income Taxes, page 34

1.	Please revise your disclosure in future filings to clarify the nature of your general business tax credits that provide income tax benefits for all periods. Specifically, disclose the nature of the tax credits that primarily impact your effective income tax rate for the periods presented.

Fifth Third acknowledges the staff’s comment and confirms that beginning with the Form 10-Q for the Quarterly Period Ended June 30, 2011, the following revised disclosure was included to clarify the nature of the tax credits that primarily impact our effective income tax rate for the periods presented (additional language included in italics):

“Applicable income tax expense for all periods includes the tax benefit from tax-exempt income, tax-advantaged investments and general business tax credits, partially offset by the effect of certain nondeductible expenses. The tax credits are associated with the Low-Income Housing Tax Credit program established under Section 42 of the Internal Revenue Code (IRC), the New Markets Tax Credit program established under section 45D of the IRC, the Rehabilitation Investment Tax Credit program established under section 47 of the IRC and the Qualified Zone Academy Bond program established under Section 1397E of the IRC. The increase in the effective tax rate for the three months ended June 30, 2011 from the prior year quarter was primarily due to higher forecasted pre-tax income as well as an increase in the amount of non-cash charges relating to previously recognized tax benefits associated with stock-based awards that will not be realized. The increase in the effective tax rate for the six months ended June 30, 2011 from the prior year period was primarily due to higher forecasted pre-tax income as well as a $24 million tax benefit resulting from the settlement of certain uncertain tax positions with the IRS during the first quarter of 2010.”

Credit Risk Management, page 49

2.	You disclose that you use quarterly assessments of the probable estimated losses inherent in the loan and lease portfolio to promptly identify potential problem loans or leases within the portfolio, maintain an adequate reserve and take any necessary charge-offs. Please revise your disclosure in future filings to include tabular disclosure that identifies the nature and extent of your potential problem loans, and disclose the underlying reasons for classifying such loans as potential problems, including the possible credit problems of the borrowers. Refer to Item III.C.2. of Guide 3.

Fifth Third acknowledges the staff’s comment regarding the Guide 3 Item III.C.2 requirement to disclose potential problem loans. Fifth Third defines potential problem loans as those rated substandard that do not meet the definition of a nonperforming asset or a restructured loan. Fifth Third confirms that future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, will include the following disclosure to clarify the nature and extent of Fifth Third’s potential problem loans:

“Fifth Third defines potential problem loans as those rated substandard that do not meet the definition of a nonperforming asset or a restructured loan. See Note X of the Notes to the Condensed Consolidated Financial Statements for further information on the Bancorp’s credit grade categories, which are derived from standard regulatory rating definitions. The following table provides a summary of potential problem loans as of September 30, 2011:

Potential Problem Loans

($ in millions)	Unpaid Principal Balance		Exposure
Commercial and Industrial	$	XXX	XXX
Commercial Mortgage		XXX	XXX
Commercial Construction		XXX	XXX
Commercial Leases		XXX	XXX

Home Equity Portfolio, page 52

3.	You indicate here that you manage your home equity portfolio based on loan to value (LTV) ratios of less than and greater than 80% as well as FICO score. Please expand your disclosures in future filings to address the following:

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, the Bancorp will provide expanded disclosures related to the home equity portfolio. A discussion of each item raised by the staff is included below, as well as a draft of the expanded disclosures.

a.	Whether the LTV ratios provided are current LTVs or LTVs at origination. If possible, please revise to provide refreshed LTV data. If such data is unavailable, disclose that fact as well as any compensating steps you take to monitor current collateral values.

Fifth Third provides LTVs at origination in its disclosures. Fifth Third does not routinely obtain updated appraisals on performing home equity loans, thus updated LTV information is not available. However, Fifth Third monitors home price indices for the various markets where it lends and incorporates this information to estimate current values to be used in the ongoing credit monitoring processes.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, the Bancorp will revise its disclosure to clarify the nature of home equity LTV ratio data disclosed, as well as to disclose ongoing procedures to monitor collateral values. The draft of the expanded disclosures is provided at the end of the discussion related to this comment.

b.	The amount of first liens and second liens in your home equity portfolio.

As of December 31, 2010, 30% of Fifth Third’s home equity loans were in a first lien position and 70% were in a second lien position. Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, the Bancorp will revise its disclosure to provide the percentage of first liens and second liens in its home equity portfolio. The draft of the expanded disclosures is provided at the end of the discussion related to this comment.

c.	Your ability to track whether the first lien position is in default, regardless of whether you hold or service the first lien loan, and if so, disclose the information that you track.

Fifth Third is unable to track the performance of first lien loans if it does not service the first lien loan. Fifth Third has evaluated alternatives to attempt to obtain this information, including a review of third-party information providers, but at this time has not been able to identify a practical manner in which to obtain this information with a satisfactory level of reliability.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, the Bancorp will disclose that it is unable to track the performance of first lien loans that it does not service. The draft of the expanded disclosures is provided at the end of the discussion related to this comment.

d.	The percentage of the home equity portfolio where you also hold or service the first lien.

As of December 31, 2010, approximately 1/3 of Fifth Third’s second lien home equity loans are subordinate to a first lien loan owned or serviced by Fifth Third. Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, the Bancorp will revise its disclosure to include the proportion of the home equity portfolio where it also holds or services the first lien. The draft of the expanded disclosures is provided at the end of the discussion related to this comment.

e.	Whether the default and delinquency statistics for the home equity loans where you also hold or service the first lien show a different trend than situations where you do not also hold or service the first lien loan.

As part of its credit monitoring processes, Fifth Third compares the performance of second lien home equity loans based on whether the first lien is serviced by Fifth Third. While the aggregate portfolio of second lien loans with first lien loans serviced by Fifth Third does perform better relative to second lien loans where the first lien is serviced by others, Fifth Third does not believe that this factor is a determinative characteristic in explaining the credit performance of second lien home equity loans. When Fifth Third evaluates the home equity portfolio based upon the characteristics it has determined to be the most relevant (e.g., origination LTVs and geography), the credit performance of second lien home equity loans is substantially similar regardless of whether Fifth Third services the first lien loan. As a result, Fifth Third does not believe additional disclosure related to this factor would be meaningful to investors. Fifth Third believes that its current disclosure of home equity loans with greater than 80% LTV by state is the most appropriate stratification to disclose to investors as it provides granular detail on the primary characteristics that have driven losses in Fifth Third’s home equity portfolio.

Fifth Third acknowledges the staff’s comments, however it believes that expanded disclosures related to whether the first lien is serviced by Fifth Third could result in investors drawing the inappropriate conclusion that not servicing the first lien loan has a causal effect on the performance of Fifth Third’s second lien home equity loans.

f.	Provide a discussion of how many borrowers are only paying the minimum amount due on the home equity loan.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, the Bancorp will revise its disclosure to provide the proportion of borrowers that are paying only the minimum amount due on home equity loans. The draft of the expanded disclosures is provided at the end of the discussion related to this comment.

g.	Describe the terms of the home equity loans and lines of credit in more detail. For example, discuss how long the draw periods are for the loans and provide data on when the loans convert to amortizing.

As of December 31, 2010, Fifth Third had $11.5 billion in home equity loans, of which $10.1 billion were revolving lines of credit. Virtually all originations of home equity loans by Fifth Third during 2010 were revolving lines of credit. Fifth Third’s revolving line of credit is a 20 year facility, with a 20 year draw period, and requires a balloon payment at maturity. Our home equity lines of credit do not mandatorily convert into amortizing loans.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, the Bancorp will revise its disclosure to provide a more comprehensive description of the terms of its home equity loans. The draft of the expanded disclosures is provided at the end of the discussion related to this comment.

h.	Whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

As previously mentioned, Fifth Third does not offer a home equity loan that requires conversion into an amortizing loan.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, the Bancorp will provide the following expanded disclosures (additional language included in italics):

“Home Equity Portfolio

The Bancorp’s home equity portfolio is primarily comprised of home equity lines of credit. The home equity line of credit offered by the Bancorp is a revolving facility with a 20-year term and does not require amortization. The home equity portfolio is managed in two primary categories, loans outstanding with a LTV greater than 80% and those loans with a LTV 80% or less based upon appraisals at origination. The carrying value of the greater than 80% LTV home equity loans and 80% or less LTV home equity loans were $XXX billion and $XXX billion, respectively, as of September 30, 2011.

Of the total $XXX billion of outstanding home equity loans:

•	XX% reside within the Bancorp’s Midwest footprint of Ohio, Michigan, Kentucky, Indiana and Illinois

•	XX% are in first lien positions and XX% are in second lien positions at September 30, 2011

•	For approximately X/X of the home equity portfolio in a second lien position, the first lien is either owned or serviced by the Bancorp

•	Approximately X/X of borrowers paid more than the minimum payment during 2011

•	The portfolio has an average refreshed FICO score of XXX at September 30, 2011 compared to XXX at September 30, 2010.

The Bancorp actively manages lines of credit and makes reductions in lending limits when it believes it is necessary based on FICO score deterioration and property devaluation. The Bancorp does not routinely obtain appraisals on performing loans to update LTV ratios after origination. However, the Bancorp monitors the local housing markets by reviewing various home price indices and incorporates the impact of the changing market conditions in its on-going credit monitoring processes.”

4.	We note that your past due statistics as disclosed on page 83 as well as your nonperforming loan statistics on page 85 suggest that your home equity loans are performing better than your residential mortgage loans as a percentage of the respective class. Please revise your disclosure in future filings to discuss these trends and the reasons for them as well as whether you expect such trends to continue.

When the credit performance of Fifth Third’s residential mortgage portfolio is compared to that of its home equity portfolio on a basis of past due and nonperforming loan statistics, the relative performance levels can be explained, in large part, by the composition of each portfolio as well as certain fundamental differences in the nature of the products.

First, there are key differences in the composition of the portfolios that contribute to the disparate relative performance observed in the past due and nonperforming loan statistics. In terms of geography, the residential mortgage portfolio has a greater concentration in states that have experienced more severe declines in single-family home prices, specifically

Florida, which makes up approximately 21% of the residential mortgage portfolio versus only 8% of the home equity portfolio. Florida properties were 47% and 57% of the 2010 nonaccrual loans and net charge-offs, respectively, for the residential mortgage portfolio, and only 13% and 16% of the 2010 nonaccrual loans and net charge-offs, respectively, for the home equity portfolio. The residential mortgage portfolio also contains product classes that have performed poorly such as lot loans and investment properties, while the home equity portfolio has no lot loans and an immaterial amount of investment properties.

The second factor impacting the relationship of the past due and nonperforming loan credit statistics between the residential mortgage portfolio and the home equity portfolio is the underlying nature of the products. As previously mentioned, approximately 70% of the home equity portfolio are in a second lien position. When second lien home equity loans are charged off, the loss rates are significantly higher than residential mortgages. In the home equity portfolio, a high proportion of the severely delinquent loans are charged off in full at 180 days past due, while residential mortgage loans typically have partial charge-offs based upon appraised values of the underlying collateral. For the residential mortgage portfolio, the foreclosure process can last longer than 180 days. The combined impact of the lower loss rates and the longer workout process is a higher proportion of delinquent and nonperforming residential mortgage loans.

Fifth Third does not believe a direct comparison of the performance of the residential mortgage portfolio to the home equity portfolio provides beneficial information to investors. However, Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, the Bancorp will revise its disclosure to provide a more comprehensive discussion regarding the performance of the home equity portfolio and the residential mortgage portfolio, individually, so that investors can understand the factors driving the credit performance for each portfolio. The Bancorp will provide the following expanded disclosures (additional language included in italics):

“Analysis of Nonperforming Assets

Consumer nonperforming loans and leases decreased to $466 million as of December 31, 2010, compared to $555 million at December 31, 2009, driven primarily by a $144 million decrease in residential mortgage loans on nonaccrual, partially offset by an $84 million increase in other consumer loans. The decrease in residential mortgage loans was primarily the result of $205 million of nonperforming residential mortgage loans sold during the third quarter of 2010. Home equity nonaccrual levels remain modest as the Bancorp continues to fully charge-off a high proportion of the severely delinquent loans at 180 days past due. The increase in other consumer loans was the result of the Bancorp’s foreclosure, during the fourth quarter of 2010, on a commercial loan collateralized by individual consumer loans with a carrying value of $78 million that were classified as nonaccrual loans at December 31, 2010. Geography continues to be a large driver of nonaccrual activity as Florida properties represent approximately XX% and XX% of residential mortgage and home equity balances, respectively, but represent XX% and XX% of nonaccrual loans for each category. Consumer restructured loans on accrual status totaled $1.6 billion and $1.4 billion as of December 31, 2010 and 2009, respectively, driven by an increased volume of restructured loans. As of December 31, 2010, redefault rates on restructured residential mortgage, home equity loans and credit card loans were 27%, 18% and 20%, respectively.”

“Analysis of Net Loan Charge-offs

The ratio of consumer loan net charge-offs to average consumer loans outstanding decreased to 2.92% in 2010 compared to 3.10% in 2009. Compared to 2009, total consumer net charge-offs decreased $54 million to $964 million in 2010. Residential mortgage loan net charge-offs increased $82 million to $439 million during 2010. The ratio of residential mortgage net charge-offs to average residential mortgage loans increased from 4.15% in 2009 to 5.49% in 2010. These increases were primarily due to $123 million in charge-offs taken on $228 million of portfolio residential mortgage loans sold during the third quarter of 2010. The Bancorp’s Florida and Michigan markets continue to experience the most stress as residential mortgage loan charge-offs in these states accounted for 72% of residential mortgage net charge-offs during 2010. Fifth Third expects the composition of the residential mortgage portfolio to improve as it continues to retain high quality, shorter duration mortgages that are originated through its branch network as a low-cost, refinance product for conforming mortgages.

Home equity net charge-offs decreased $58 million to $264 million during 2010. The ratio of home equity net charge-offs to average home equity loans decreased from 2.57% in 2009 to 2.20% in 2010. These decreases are primarily due to a $33 million decrease in net charge-offs on the brokered home equity portfolio and a $20 million decrease in net charge-offs in the Florida and Michigan markets on home equity products originated by the Bancorp. Management responded to the performance of the brokered home equity portfolio by eliminating this channel of origination at the end of 2007. In addition, management actively manages lines of credit and makes reductions in lending limits when it believes it is necessary based on FICO score deterioration and property devaluation.”

Analysis of Nonperforming Assets, page 53

5.	We note that your total nonperforming assets decreased by $1 billion in 2010, and it appears that the majority of the decrease was related to commercial nonperforming loans that also decreased by $1 billion in 2010. You discuss that the decreases were due in part to commercial nonperforming loans transferred to held for sale during the third quarter of 2010 and subsequently sold in 2010. In order to promote transparency of the changes in nonperforming held for investment loans, please revise your disclosure in future filings to include a roll-forward of non-performing loans by portfolio segment and in the aggregate, including separate disclosure of each transfers in/out due to performing/nonperforming status changes, transfers to held for sale, loans sold directly from the held-for-investment portfolio, loans modified and returned to performing, loans paid down or paid off, and loans charged off.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, expanded disclosures will include a detailed rollforward of NPLs. The proposed rollforward is as follows:

Table XX: Rollforward of NonPerforming Loans

00000000		00000000	00000000	00000000	00000000
For the nine months ended September 30, 2011			Residential
($ in millions)	Commercial		Mortgage	Consumer	Total
Beginning Balance – January 1, 2011	$	XXX	XXX	XXX	XXX
Transfers to nonperforming		XXX	XXX	XXX	XXX
Transfers to performing		XXX	XXX	XXX	XXX
Transfers to performing (restructured)		XXX	XXX	XXX	XXX
Transfers to held for sale		XXX	XXX	XXX	XXX
Loans sold from portfolio		XXX	XXX	XXX	XXX
Loan paydowns/payoffs		XXX	XXX	XXX	XXX
Transfers to other real estate owned		XXX	XXX	XXX	XXX
Charge-offs		XXX	XXX	XXX	XXX
Draws/other extensions of credit		XXX	XXX	XXX	XXX

Ending Balance – September 30, 2011	$	XXX	XXX	XXX	XXX

For the nine months ended September 30, 2010
($ in millions)
Beginning Balance – January 1, 2010	$	XXX	XXX	XXX	XXX
Transfers to nonperforming		XXX	XXX	XXX	XXX
Transfers to performing		XXX	XXX	XXX	XXX
Transfers to performing (restructured)		XXX	XXX	XXX	XXX
Transfers to held for sale		XXX	XXX	XXX	XXX
Loans sold from portfolio		XXX	XXX	XXX	XXX
Loan paydowns/payoffs		XXX	XXX	XXX	XXX
Transfers to other real estate owned		XXX	XXX	XXX	XXX
Charge-offs		XXX	XXX	XXX	XXX
Draws/other extensions of credit		XXX	XXX	XXX	XXX

Ending Balance – September 30, 2010	$	XXX	XXX	XXX	XXX

6.	We note that you sold commercial and residential mortgage nonperforming loans during 2010. Please confirm that you sold these loans to unrelated third parties, and tell us whether you have any continuing involvement with the related assets after their transfer.

The Bancorp confirms that all commercial and residential mortgage nonperforming loan sales in 2010 were transferred to unrelated third parties and the Bancorp did not retain any significant continuing involvement with the related assets after their transfer. The terms of the nonperforming residential mortgage loan sale required Fifth Third to continue servicing the portfolio for 30 days after the closing, at which time servicing was released to the buyer.

Summary of Nonperforming Assets and Delinquent Loans, page 55

7.

Regarding residential mortgage loans 90 days past due and troubled debt restructurings, you disclose in notes to Tables 37 and 38 that you exclude advances made pursuant to servicing agreements to GNMA mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Please revise your disclosure in future filings to address whether you have experienced any denials of claims from the U.S. Government or losses related to your government guaranteed loans, and if so, disclose the loss amount on FHA and VA loans.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, expanded disclosures will be made to include the amount of losses from claim denials and curtailments. Specifically, the following additional disclosure will be added to the Summary of Nonperforming Assets and Delinquent Loans table in Management’s Discussion and Analysis (additional language included in italics):

“Information for all periods presented excludes advances made pursuant to servicing agreements to GNMA mortgage loan pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. As of September 30, 2011, December 31, 2010 and September 30, 2010, these advances were $xxx, $xxx, and $xxx, respectively. The Bancorp recognized losses of $xxx and $xxx for the three months ended September 30, 2011 and 2010, respectively and $xxx and $xxx for the nine months ended September 30, 2011 and 2010, respectively, due to claim denials and curtailments associated with these advances.”

Note 1: Summary of Significant Accounting and Reporting Policies, page 73

Non-Accrual Loans, page 73

8.	You disclose that nonaccrual commercial loans, other than loans modified in a TDR, are accounted for on the cost recovery method, and nonaccrual residential mortgage loans and nonaccrual consumer loans are accounted for on the cash basis method. Please revise your disclosure in future filings to clarify the differences between the cost recovery and cash basis methods and to explain your reasons for using varying methods for different loan classes.

The Bancorp acknowledges the staff’s comments and confirms that in future filings, beginning with the 2011 Form 10-K, the following expanded disclosures will be included in the Summary of Significant Accounting and Reporting Policies footnote (Note 1):

“Nonaccrual commercial loans, other than loans modified in a TDR, are generally accounted for on the cost recovery method. The Bancorp believes the cost recovery method is appropriate for nonaccrual commercial loans because the assessment of collectability of the remaining recorded investment of these loans involves a high degree of subjectivity and uncertainty due to the nature or absence of underlying collateral. Under the cost recovery method, any payments received are applied to reduce principal. Once the entire recorded investment is collected, additional payments received are treated as recoveries of amounts previously charged-off until recovered in full, and any subsequent payments are treated as interest income. Nonaccrual residential mortgage loans and nonaccrual consumer loans are generally accounted for on the cash basis method. The Bancorp believes the cash basis method is appropriate for nonaccrual residential mortgage and consumer loans because such loans have generally been written down to estimated collateral values and the collectability of the remaining investment involves only an assessment of the fair value of the underlying collateral, which can be measured more objectively with a lesser degree of uncertainty than assessments of typical commercial loan collateral. Under the cash basis method, interest income is recognized upon cash receipt to the extent to which it would have been accrued on the loan’s remaining balance at the contractual rate.”

9.	You disclose commercial loans on nonaccrual status, as well as commercial loans above a specified threshold are subject to an individual review to identify charge-offs. Please revise your disclosure in future filings to clarify whether you have an established threshold in terms of days past due beyond which you partially or fully charge-off commercial loans. Additionally, please disclose the specified commercial loan threshold subject to an individual review.

The Bancorp does not have an established threshold in terms of days past due beyond which a commercial loan is partially or fully charged-off. Additionally, the Bancorp did disclose the commercial loan threshold subject to individual review in the 2010 Form 10-K on page 74 in the Allowance for Loan and Lease Losses section of Note 1, “Summary of Significant Accounting and Reporting Policies” as well as on page 83 in the Impaired Loans and Leases section of Note 7, “Credit Quality and the Allowance for Loan and Lease Losses”.

The Bancorp, however, acknowledges the staff’s comments and confirms that in future filings, beginning with the 2011 Form 10-K, the following expanded disclosures will be included in the Summary of Significant Accounting and Reporting Policies footnote (Note 1)(additional language included in italics):

“Commercial loans on nonaccrual status, as well as criticized commercial loans with aggregate borrower relationships exceeding $1 million are subject to an individual review to identify charge-offs. The Bancorp does not have an established delinquency threshold for partially or fully charging off commercial loans.”

Impaired Loans, page 73

10.	You state that a loan is considered to be impaired when, based on current information and events, it is probable that you will be unable to collect all amounts due (including both principal and interest) according to the contractual terms of the loan agreement. Please revise your disclosure in future filings to clearly state whether all nonaccrual loans are included in your impaired loan population, and revise your footnotes to quantify the amount of accrual and nonaccrual TDRs in your impaired loan portfolio.

Fifth Third includes all commercial loans with aggregate borrower relationship balances exceeding $1 million where it is probable that we will be unable to collect all principal and interest due according to the contractual terms of the loan agreement, as well as any loans modified in a Troubled Debt Restructuring, in its impaired loan disclosures in accordance with ASC 310-10-50. Loans subject to collective evaluation for impairment, including smaller-balance nonaccrual loans (which includes commercial loans, residential mortgage loans and consumer loans) not modified in a TDR, are not included in the impaired loan disclosures. Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, expanded disclosures will be made to clarify which loans are included in the impaired loan disclosures. The following additional disclosures will be included in the Credit Quality and Allowance for Loan and Lease Losses footnote (Note X)(additional language included in italics):

“Larger commercial loans included within aggregate borrower relationship balances exceeding $1 million that exhibit probable or observed credit weaknesses are subject to individual review for impairment. The Bancorp also performs an individual review on loans that are restructured in a troubled debt restructuring. The Bancorp considers the current value of collateral, credit quality of any guarantees, the loan structure, and other factors when evaluating whether an individual loan is impaired. Other factors may include the geography and industry of the borrower, size and financial condition of the borrower, cash flow and leverage of the borrower, and the Bancorp’s evaluation of the borrower’s management. Smaller-balance homogeneous loans that are collectively evaluated for impairment are not included in the following tables.

The following table summarizes the Bancorp’s impaired loans and leases (by class) that were subject to individual review:”

Fifth Third’s impaired loan portfolio includes all TDRs, both accruing and non-accruing. We acknowledge the staff’s comment and confirm that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, expanded disclosures will be made to quantify the amount of accrual and nonaccrual TDRs in the impaired loan portfolio. The following revised table will be included in the Credit Quality and Allowance for Loan and Lease Losses footnote (Note X):

“The following table summarizes the Bancorp’s impaired loans and leases (by class) that were subject to individual review:

Unpaid
As of September 30, 2011	Principal		Recorded
($ in millions)	Balance		Investment		Allowance
With a related allowance recorded:
Commercial:
Commercial and industrial loans	$	XXX	XXX		XXX
Commercial mortgage owner-occupied loans		XXX	XXX		XXX
Commercial mortgage nonowner-occupied loans		XXX	XXX		XXX
Commercial construction loans		XXX	XXX		XXX
Commercial leases		XXX	XXX		XXX
Restructured residential mortgage loans		XXX	XXX		XXX
Restructured consumer:
Home equity		XXX	XXX		XXX
Automobile loans		XXX	XXX		XXX
Credit card		XXX	XXX		XXX
Other consumer loans and leases		XXX	XXX		XXX

Total impaired loans with a related allowance	$	XXX	XXX		XXX

With no related allowance recorded:
Commercial:
Commercial and industrial loans	$	XXX	XXX
Commercial mortgage owner-occupied loans		XXX	XXX
Commercial mortgage nonowner-occupied loans		XXX	XXX
Commercial construction loans		XXX	XXX
Commercial leases		XXX	XXX
Restructured residential mortgage loans		XXX	XXX
Restructured consumer:
Home equity		XXX	XXX
Automobile loans		XXX	XXX

Total impaired loans with no related allowance		XXX	XXX

Total impaired loans	$	XXX	XXX	(a)

(a)	Includes $x, $x and $x, respectively, of commercial, residential mortgage and consumer TDRs on accrual status; and $x, $x and $x, respectively, of commercial, residential mortgage and consumer TDRs on nonaccrual status”

Note 7: Credit Quality and the Allowance for Loan and Lease losses

Credit Risk Profile, page 82

11.	Based on your disclosure within the Credit Risk Management section of Management’s Discussion and Analysis, it appears that you monitor LTV ratios for at least a portion of your portfolio secured by real estate or automobiles. We also note that you disclose on page 49 that you obtain an “as is value” appraisal annually on all criticized assets. Please revise your disclosure in future filings to address the following:

a.	Disclose LTV ratios for criticized assets.

While the use of aggregate LTV statistics for homogeneous pools of consumer loans may provide insight into the credit quality for the pool, Fifth Third does not believe these aggregate statistics are as meaningful in the analysis of commercial credits due to the heterogeneous nature of commercial credits. As such, Fifth Third does not aggregate portfolio LTV statistics for commercial credits and does not believe that such information, to the extent it could be accumulated and presented, would be additive to the disclosures already provided by the Bancorp.

b.	Tell us whether you monitor LTV ratios for all loans in each of your secured loan classes, and if so, please revise your disclosure in future filings to include these loan classes by weighted-average LTV on a disaggregated basis (e.g., multiple weighted-average LTV buckets for each loan class).

Fifth Third monitors LTV ratios at origination for its residential mortgage, home equity and automobile loans. Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, expanded disclosures will be provided to disclose these loan classes by weighted-average LTV on a disaggregated basis as follows:

Table XX: Residential Mortgage Loans Outstanding by LTV at Origination

($ in millions)	9/30/11		Weighted Average LTV		12/31/10	Weighted Average LTV		9/30/10	Weighted Average LTV
LTV ≤ 80%	$	XXX	XXX	%	XXX	XXX	%	XXX	XXX	%
LTV > 80%		XXX	XXX		XXX	XXX		XXX	XXX

Total	$	XXX	XXX	%	XXX	XXX	%	XXX	XXX	%

Table XX: Home Equity Loans Outstanding by LTV at Origination

($ in millions)	9/30/11		Weighted Average LTV		12/31/10	Weighted Average LTV		9/30/10	Weighted Average LTV
LTV ≤ 80%	$	XXX	XXX	%	XXX	XXX	%	XXX	XXX	%
LTV > 80%		XXX	XXX		XXX	XXX		XXX	XXX

Total	$	XXX	XXX	%	XXX	XXX	%	XXX	XXX	%

Table XX: Automobile Loans Outstanding by LTV at Origination

($ in millions)	9/30/11		Weighted Average LTV		12/31/10	Weighted Average LTV		9/30/10	Weighted Average LTV
LTV ≤ 100%	$	XXX	XXX	%	XXX	XXX	%	XXX	XXX	%
LTV > 100%		XXX	XXX		XXX	XXX		XXX	XXX

Total	$	XXX	XXX	%	XXX	XXX	%	XXX	XXX	%

c.	The dates as of which you updated the real estate or automobile values, and if you do not update the values subsequent to origination for some loans, please identify those loans and disclose that fact.

The Bancorp acknowledges the staff’s comment and confirms that beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, the Bancorp will include the following additional disclosures in the risk management section of Management’s Discussion and Analysis (additional language included in italics):

“The Bancorp’s consumer portfolio is materially comprised of three categories of loans: residential mortgage, home equity, and automobile. The Bancorp has identified certain categories within these loan types which it believes represent a higher level of risk compared to the rest of the consumer loan portfolio due to high loan amount to collateral value. The Bancorp does not update LTV ratios for the consumer portfolio subsequent to origination except as part of the charge-off process for real estate secured loans.”

d.	For those loans where you do not obtain updated appraisals or you obtain updated appraisals on an annual basis, please revise your disclosure in future filings to address the following:

i.	The procedures performed since the most recent appraisal to ensure impairment of loans measured for impairment based on collateral value is measured appropriately and timely;

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the

Form 10-Q for the Quarterly Period Ending September 30, 2011, expanded disclosures will be made to include the following additional disclosures in the risk management section of Management’s Discussion and Analysis:

“The Bancorp requires a valuation of commercial real estate collateral, which may include third-party appraisals, be performed at the time of origination and renewal in accordance with regulatory requirements and on an as needed basis when market conditions justify. The Bancorp maintains an appraisal review department to order and review third-party appraisals in accordance with regulatory requirements. Collateral values on criticized assets with relationships exceeding $1 million are reviewed quarterly to assess the appropriateness of the value ascribed in the assessment of charge-offs and specific reserves.”

ii.	The procedures you perform to assess the validity of your collateral value and related assumptions in your allowance methodology, including the extent to which you back-test such collateral value estimates and assumptions, including any incremental price adjustments made for older appraisals; and

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the

Form 10-Q for the Quarterly Period Ending September 30, 2011, the Bancorp will include the following disclosures in the risk management section of Management’s Discussion and Analysis:

“The Bancorp requires a valuation of real estate collateral, which may include third-party appraisals, be performed at the time of origination and renewal in accordance with regulatory requirements and on an as needed basis when market conditions justify. Although the Bancorp does not back test these collateral value assumptions, the Bancorp maintains an appraisal review department to order and review third-party appraisals in accordance with regulatory requirements. Collateral values on criticized assets with relationships exceeding $1 million are reviewed quarterly to assess the appropriateness of the value ascribed in the assessment of charge-offs and specific reserves. In addition, the Bancorp applies incremental valuation haircuts to older appraisals that relate to collateral dependent loans, which can currently be up to 30% of the appraised value. Trends in collateral values are monitored in order to determine whether adjustments to the appraisal haircuts are warranted.”

iii.	The procedures performed to validate your assumptions regarding collateral value included in your allowance methodology for loans not specifically identified as impaired appropriate and timely.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, expanded disclosures will be made to include the following additional disclosures in the allowance for credit losses section of Management’s Discussion and Analysis:

“The Bancorp’s ALLL methodology includes quarterly quantitative adjustments to historical loss factors for real estate backed loans to reflect changes in the Bancorp’s portfolio mix, trends in origination LTV ratios for residential mortgage and home equity loans and changes in real estate prices. The Bancorp also considers the volatility of collateral valuation trends when determining the unallocated component of the ALLL.”

Note 14: Derivatives, page 93

12.	You disclose that your derivative liabilities consist primarily of contracts that require collateral to be maintained in the form of cash and securities to offset changes in fair value of the derivatives, including changes in fair value due to your credit risk, and as of December 31, 2010 and 2009, the balance of collateral posted for derivative liabilities was $680 million and $726 million, respectively. Please clarify whether any of your derivative contracts have credit-risk related contingent features that could be triggered for any derivative instruments that are in a net liability position at December 31, 2010. If so, please disclose the aggregate fair value of additional assets that would be required to be posted as collateral if the credit-risk contingent features were triggered at the end of the reporting period, in accordance with ASC 815-10-50-4H.

Fifth Third acknowledges the staff’s comment and confirms that beginning with the Form 10-Q for the Quarterly Period Ended June 30, 2011, the following disclosure was made to clarify the aggregate fair value of additional assets, if material, that were required to be posted as collateral if the credit-risk contingent features were triggered as of the end of the reporting period. The revised guidance was included in the Derivative Financial Instruments footnote (Note 10) in our second quarter 2011 10-Q as follows (additional language included in italics):

“In measuring the fair value of derivative liabilities, the Bancorp considers its own credit risk, taking into consideration collateral maintenance requirements of certain derivative counterparties and the duration of instruments with counterparties that do not require collateral maintenance. The Bancorp’s derivative liabilities consist primarily of contracts that require collateral to be maintained in the form of cash and securities to offset changes in fair value of the derivatives, including changes in fair value due to the Bancorp’s credit risk. As of June 30, 2011, December 31, 2010 and June 30, 2010, the balance of collateral posted by the Bancorp for derivative liabilities was $646 million, $680 million and $903 million, respectively. Certain of the Bancorp’s derivative liabilities contain credit-risk related contingent features that could result in the requirement to post additional collateral upon the occurrence of specified events. As of June 30, 2011, the fair value of the additional collateral that could be required to be posted as a result of the credit-risk related contingent features being triggered was not material to the Bancorp’s Condensed Consolidated Financial Statements. The posting of collateral has been determined to remove the need for consideration of credit risk. As a result, the Bancorp determined that the impact of the Bancorp’s credit risk to the valuation of its derivative liabilities was immaterial to the Bancorp’s Condensed Consolidated Financial Statements.”

Note 18: Commitments, Contingent Liabilities and Guarantees

Commitments to Extend Credit; page 101

13.	Please revise your disclosure in future filings to address the credit quality of your commitments to extend credit. Specifically, please consider disclosing your commitments to extend credit by internal risk rating.

Fifth Third monitors the credit risk associated with Commitments to Extend Credit using the same risk rating system utilized for establishing loss reserves within its loan and lease portfolio. Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, the following expanded disclosures will be made to clarify the risk rating of the Bancorp’s Commitments to Extend Credit:

	September 30,		December 31,	September 30,
($ in millions)	2011		2010	2010
Pass	$	xxx	xxx	xxx
Special mention		xxx	xxx	xxx
Substandard		xxx	xxx	xxx
Doubtful		xxx	xxx	xxx
Loss		xxx	xxx	xxx

Total	$	xxx	xxx	xxx

Residential Mortgage Loans Sold with Representation and Warranty, page 102

14.	Please revise your future filings on Form 10-K and Form 10-Q to provide a roll-forward of repurchase requests received or amount of unresolved claims outstanding by claimant type at the balance sheet date.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, expanded disclosures will be made to include a rollforward of repurchase requests received as follows:

The following table provides a rollforward of unresolved claims by claimant type:

As of September 30, 2011	GSEs			Private Label
($ in millions)	Dollars		Units	Dollars		Units
Balance, beginning of period	$	xxx	###	$	xxx	###
New demands		xxx	###		xxx	###
Loan paydowns/payoffs		xxx	###		xxx	###
Resolved claims		xxx	###		xxx	###

Balance, end of period	$	xxx	###	$	xxx	###

Note 19: Legal and Regulatory Proceedings, page 104

15.	For some of your legal proceedings, you disclose that the impact of the final disposition of the related lawsuit cannot be assessed at this time. However, you do not address whether you are able to estimate the reasonably possible losses for these legal proceedings. Please revise your disclosure in future filings to either quantify the amount or range of reasonably possible losses in excess of amounts accrued, or state, if true, the maximum amount of reasonably possible losses would not have a material adverse effect on your consolidated financial position, results of operations or cash flows.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, the following revised disclosure will be included to quantify the amount or range of reasonably possible losses in excess of amounts accrued:

“The Bancorp is party to numerous claims and lawsuits concerning matters arising from the conduct of its business activities. The outcome of litigation and the timing of ultimate resolution are inherently difficult to predict. The following factors, among others, contribute to this lack of predictability: plaintiff claims often include significant legal uncertainties, damages alleged by plaintiffs are often unspecified or overstated, discovery may not have started or may not be complete and material facts may be disputed or unsubstantiated. As a result of these factors, the Bancorp is not always able to provide an estimate of the range of reasonably possible outcomes for each claim. A reserve for a potential litigation loss is established when information related to the loss contingency indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such reserve is adjusted from time to time thereafter as appropriate to reflect changes in circumstances. The Bancorp also determines, when possible (due to the uncertainties described above), estimates of reasonably possible losses or ranges of reasonably possible losses, in excess of amounts reserved. Under ASC 450, an event is “reasonably possible” if “the chance of the future event or events occurring is more than remote but less than likely” and an event is “remote” if “the chance of the future event or events occurring is slight.” Thus, references to the upper end of the range of reasonably possible loss for cases in which the Bancorp is able to estimate a range of reasonably possible loss mean the upper end of the range of loss for cases for which the Bancorp believes the risk of loss is more than slight. For matters where the Bancorp is able to estimate such possible losses or ranges of possible losses, the Bancorp currently estimates that it is reasonably possible that it could incur losses related to the matters discussed above in an aggregate amount up to $XXX in excess of amounts reserved, with it also being reasonably possible that no losses will be incurred in these matters. The estimates included in this amount are based on the Bancorp’s analysis of currently available information, and as new information is obtained the Bancorp may change its estimates.

For these matters and others where an unfavorable outcome is reasonably possible but not probable, there may be a range of possible losses in excess of the established reserve that cannot be estimated. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Bancorp believes that the eventual outcome of the actions against the Bancorp and/or its subsidiaries, including the matters described above, will not, individually or in the aggregate, have a material adverse effect on the Bancorp’s consolidated financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to Bancorp’s results of operations for any particular period, depending, in part, upon the size of the loss or liability imposed and the operating results for the applicable period.”

Note 28: Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page 120

16.	We note your losses from fair value adjustments on OREO property represent 50% of the OREO property balance included in the tabular disclosure for the year ended December 31, 2010. Furthermore, we noted this adjustment represented 28% for the year ended December 31, 2009 and 44.5% for the quarter ended March 31, 2011. Please revise your disclosure in future filings to disclose the underlying reasons for those post-foreclosure write-downs in each period presented, and identify whether the impairments were on new transfers from loans or on properties remaining in inventory from the prior year. Additionally, disclose how you incorporated similar price declines into your allowance for loan losses.

The OREO property balance included in the table of assets and liabilities measured at fair value on a nonrecurring basis represents the OREO balances subject to fair value adjustments that are still held at period end. The total losses disclosed in the table represent the initial charge-offs upon transfer to OREO and the related losses from fair value adjustments incurred during the year on all OREO properties, regardless of whether the OREO is still held at period end. Fifth Third acknowledges the staff’s comment and beginning with the Form 10-Q for the Quarterly Period Ended March 31, 2011, clarified the content of the tabular disclosure of assets and liabilities measured at fair value on a nonrecurring basis. The clarification was included in the applicable Fair Value note to the Condensed Consolidated Financial Statements in our first quarter 2011 10-Q (see page 87) as follows:

“The following tables represent those assets and liabilities that were subject to fair value adjustments during the quarters ended March 31, 2011 and 2010 and still held as of the end of the period, and the related losses from fair value adjustments on assets sold during the period as well as assets still held as of the end of the period.”

Fifth Third acknowledges the staff’s comments regarding the disclosure of the underlying reasons for post-foreclosure OREO write-downs and whether the impairments were on new transfers from loans or on properties remaining in the inventory from the prior year.

Fifth Third confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ending September 30, 2011, revised disclosures will be made in the Fair Value Note to the Condensed Consolidated Financial Statements as follows:

“Nonrecurring losses included in the above table are primarily due to declines in real estate values of the OREO properties. These losses include both new OREO properties transferred from loans during the period and those remaining in inventory from the prior period.”

Fifth Third acknowledges the staff’s comments regarding price declines of OREO property and how those declines are incorporated into the allowance for loan and lease losses. Fifth Third disclosed the methodology used to determine the allowance for loan and lease losses in the Critical Accounting Polices section of Management’s Discussion and Analysis in the 2010 Form 10-K. Included in this disclosure is management’s consideration of the impact to the allowance for loan and lease losses for changes in asset quality trends as well as the impacts of regional geographic concentrations and the effects of the national and local economies on the allowance for loan and lease losses.

Note 30: Parent Company Financial Statements, page 125

17.	Please revise your disclosure in future filings to clarify whether subsidiaries in your condensed financial statements represent bank or non-bank subsidiaries. Specifically, separately state the following in accordance with Article 9-06 of Regulation S-X:

a.	Your investment in and indebtedness of and to bank subsidiaries and nonbank subsidiaries,
b.	Cash dividends received by bank and nonbank subsidiaries, and
c.	Capital contributions to bank or nonbank subsidiaries.

The Bancorp acknowledges the staff’s comments and confirms that in future filings, beginning with the 2011 Form 10-K, expanded disclosures will be made to clarify investment in and indebtedness of and to bank subsidiaries and nonbank subsidiaries, cash dividends received by bank and nonbank subsidiaries and capital contributions to bank and nonbank subsidiaries. A draft of the future disclosure is as follows:

Condensed Statements of Income (Parent Company Only)
For the years ended December 31	2011	2010	2009
Income	XXX	XXX	XXX
Dividends from subsidiaries:
Bank subsidiaries	XXX	XXX	XXX
Nonbank subsidiaries	XXX	XXX	XXX
Interest on loans to subsidiaries	XXX	XXX	XXX

Total income	XXX	XXX	XXX

Expenses
Interest	XXX	XXX	XXX
Other	XXX	XXX	XXX

Total expenses	XXX	XXX	XXX

Income (Loss) Before Income Taxes and Change in Undistributed Earnings of Subsidiaries	XXX	XXX	XXX
Applicable income tax benefit	XXX	XXX	XXX

Income (Loss) Before Change in Undistributed Earnings of Subsidiaries	XXX	XXX	XXX

Change in undistributed (loss) earnings	XXX	XXX	XXX

Net Income (Loss)	XXX	XXX	XXX

Condensed Balance Sheets (Parent Company Only)
As of December 31	2011	2010
Assets
Cash	XXX	XXX
Short-term investments	XXX	XXX
Loans to subsidiaries:
Bank subsidiaries	XXX	XXX
Nonbank subsidiaries	XXX	XXX

Total loans to subsidiaries	XXX	XXX

Investment in subsidiaries
Bank subsidiaries	XXX	XXX
Nonbank subsidiaries	XXX	XXX

Total investment in subsidiaries	XXX	XXX

Goodwill	XXX	XXX
Other assets	XXX	XXX

Total Assets	XXX	XXX

Liabilities
Other short-term borrowings	XXX	XXX
Accrued expenses and other liabilities	XXX	XXX
Long-term debt (external)	XXX	XXX

Total Liabilities	XXX	XXX

Bancorp Shareholders’ Equity	XXX	XXX

Total Liabilities and Bancorp Shareholders’ Equity	XXX	XXX

Condensed Statements of Cash Flows (Parent Company Only)
For the years ended December 31	2011	2010	2009
Operating Activities
Net income (loss)	XXX	XXX	XXX

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for deferred income taxes	XXX	XXX	XXX
Goodwill impairment	XXX	XXX	XXX

Undistributed (loss) earnings less dividends from subsidiaries	XXX	XXX	XXX
Net change in:
Other assets	XXX	XXX	XXX
Accrued expenses and other liabilities	XXX	XXX	XXX
Other, net	XXX	XXX	XXX

Net Cash Provided by (Used in) Operating Activities	XXX	XXX	XXX

Investing Activities
Capital contribution to subsidiaries
Bank subsidiaries	XXX	XXX	XXX
Nonbank subsidiaries	XXX	XXX	XXX
Net cash paid in business combinations	XXX	XXX	XXX
Net change in:
Other short-term investments	XXX	XXX	XXX
Loans to bank subsidiaries	XXX	XXX	XXX
Loans to nonbank subsidiaries	XXX	XXX	XXX

Net Cash Used in Investing Activities	XXX	XXX	XXX

Financing Activities
Net change in other short-term borrowings	XXX	XXX	XXX
Proceeds from issuance of long-term debt	XXX	XXX	XXX
Repayment of long-term debt	XXX	XXX	XXX
Dividends paid on common shares	XXX	XXX	XXX
Dividends paid on preferred shares	XXX	XXX	XXX
Issuance of preferred shares, series F, G	XXX	XXX	XXX
Issuance of common shares	XXX	XXX	XXX
Exercise of stock-based awards	XXX	XXX	XXX
Exchange of preferred shares, Series G	XXX	XXX	XXX

Dividends on exchange of preferred shares, Series G	XXX	XXX	XXX
Retirement of preferred shares, series D, E	XXX	XXX	XXX

Dividends on redemption of preferred shares, series D, E	XXX	XXX	XXX
Other, net	XXX	XXX	XXX

Net Cash (Used in) Provided by Financing Activities	XXX	XXX	XXX

Net Increase (Decrease) in Cash	XXX	XXX	XXX
Cash at Beginning of Year	XXX	XXX	XXX

Cash at End of Year	XXX	XXX	XXX

18.	Please tell us why the $1.4 billion in dividends from subsidiary is not separately disclosed in your condensed income statement.

In accordance with Articles 5-04 and 12-04 of Regulation S-X, Fifth Third separately disclosed the $1.4 billion in dividends from subsidiary in the condensed statement of cash flows for the Parent Company on page 125 of its 2010 Form 10-K and included the dividends from subsidiary in the parent company’s condensed income statement in the caption “Undistributed earnings (loss) of subsidiaries”. Fifth Third, however, acknowledges the staff’s comment and confirms that in future filings, beginning with the 2011 Form 10-K, dividends from subsidiary will be included as a separately disclosed component of income in the condensed income statement included in our parent company financial statement footnote.

Form 8-K Filed July 21, 2011

Exhibit 99.1

19.	Please revise your disclosure in future filings to address the following regarding your disclosure of pre-provision net revenue and the clarifying notation that Pre-provision net revenue (PPNR) represents net interest income plus noninterest income minus noninterest expense and taxable equivalent adjustment throughout Exhibits furnished as part of this Form 8-K as well as in your second quarter 2011 earnings call on July 21, 2011:

a.	Please clearly label PPNR as well as the adjusted derivations of this measure as non-GAAP measures pursuant to Regulation G and Item 10(e) of Regulation S-K.

The Bancorp acknowledges the staff’s comment and in future filings will clearly label PPNR and the adjusted derivations of this measure as non-GAAP measures pursuant to Regulation G and Item 10(e) of Regulation

S-K.

b.	Tell us how you concluded that using the term “net revenue” in the title of this measure is appropriate given that noninterest expense is included in this measure.

Pre-provision net revenue, or PPNR, is a term commonly used by the Federal Reserve and is a measure used throughout the banking industry. The Federal Reserve has defined PPNR as “net interest income, fees and other noninterest income, net of non-credit related expenses.” The Bancorp has mirrored this industry definition throughout the exhibits furnished as part of the Form 8-K with our definition of PPNR as “net interest income plus noninterest income minus noninterest expense and taxable equivalent adjustment”. The Bancorp believes this measure is important because it provides a ready view of the Bancorp’s earnings before the impact of provision expense. Additionally, presentation of this measure allows readers to compare certain aspects of the Bancorp’s earnings to other organizations.

c.	Remove your references to “reported” PPNR since this gives the appearance that the measure is a GAAP measure.

Fifth Third acknowledges the staff’s comment and will remove all references to “reported” PPNR in future filings.

d.	Provide a quantified, tabular reconciliation of PPNR to the most closely related GAAP measure. As part of this reconciliation, quantify the amount of the taxable equivalent adjustment.

Fifth Third considers income before income taxes to be the most closely related GAAP measure. As income before income taxes and PPNR both exclude the taxable equivalent adjustment, this item was excluded from the reconciliation below. Fifth Third acknowledges the staff’s comment and will provide the following tabular reconciliation of PPNR in future filings, beginning with the Form 8-K associated with the Earnings Release for the Quarterly Period Ending September 30, 2011:

	Sept		June	March	Dec	Sept
($ in millions)	2011		2011	2011	2010	2010
Income before income taxes (a)	$	XXX	506	377	417	303
Provision expense (b)		XXX	113	168	166	457

Pre-provision net revenue (a) + (b)	$	XXX	619	545	583	760

e.	Provide additional narrative regarding the nature of credit adjustments made to compute your credit-adjusted PPNR as disclosed on slide 9 of Exhibit 99.2. Clearly discuss how you differentiate fair value adjustments from credit adjustments as used here, and disclose what this credit-adjusted PPNR is meant to represent and how it is useful.

The Bancorp has provided additional adjustments to PPNR to arrive at “credit-adjusted” PPNR on slide 9 of Exhibit 99.2. These credit adjustments, as identified by the Bancorp, include gains/losses on loans held for sale or on loans sold, gains/losses on sale of OREO properties, mortgage repurchase costs, provision for unfunded commitments, derivative valuation adjustments associated with counterparty credit risk, OREO expense, and other problem asset/workout related expenses. The purpose of adjusting for these items is to provide a view of the Bancorp’s earnings exclusive of credit-related events and to provide greater transparency surrounding the impact of credit-related events. This is an additive measure to PPNR and is not necessarily preferred to “unadjusted” PPNR. The Bancorp has provided a breakout of these credit-related items on slides 7 and 8 of Exhibit 99.2. In future filings, the Bancorp will provide a reference on the “Pre-tax pre-provision earnings” slide (slide 9) to the detailed breakout of these credit-related adjustments on the “Noninterest income” (slide 7) and “Noninterest expense” (slide 8) slides.

f.	Revise to clearly discuss the various limitations on usefulness of your credit adjusted PPNR, including the significant degree to which changes in credit and fair value are integral, recurring components of your core operations as a financial institution.

The Bancorp acknowledges the staff’s comment and in future filings will also include a statement on the “Pre-tax pre-provision earnings” slide as follows:

“There are limitations on the usefulness of credit-adjusted PPNR, including the significant degree to which changes in credit and fair value are integral, recurring components of the Bancorp’s core operations as a financial institution. This measure has been included herein to facilitate a greater understanding of the components of the Bancorp’s results of operations.”

20.	We note your disclosure that your capital ratios exceed fully phased-in Basel III proposed standards, and on a pro forma basis, your Tier 1 common ratio is 9.6 percent on a full-phased in Basel III adjusted basis. We also note your clarifying notation that this number is an estimate, subject to final rule-making and clarification by U.S. banking regulators, and it currently assumes unrealized securities gains are included in common equity for purposes of this calculation. While it appears to be meaningful information, this metric appears to be a non-GAAP measure as defined by Regulation G, as this metric is not required to be disclosed by GAAP, Commission Rules, or banking regulatory requirements. In future filings, please clearly label this measure as non-GAAP, and disclose how it was derived/calculated.

Fifth Third acknowledges the staff’s comments and confirms that in future filings, beginning with the Form 8-K associated with the Earnings Release for the quarterly period ending September 30, 2011, the Basel III Tier I common equity ratio will be clearly labeled as a non-GAAP measure and the Regulation G disclosure will be revised as follows:

Fifth Third Bancorp and Subsidiaries

Regulation G Non-GAAP Reconcilation

$ and shares in millions

(unaudited)

For the three months ended
September 2011
Net income available to common shareholders (U.S. GAAP)	XXX
Add: Intangible amortization, net of tax	XXX

Tangible net income available to common shareholders	XXX
Tangible net income available to common shareholders (annualized) (a)	XXX

Average Bancorp shareholders' equity (U.S. GAAP)	XXX
Less: Average preferred stock	XXX
Average goodwill	XXX
Average intangible assets	XXX

Average tangible common equity (b)	XXX

Total Bancorp shareholders' equity (U.S. GAAP)	XXX
Less: Preferred stock	XXX
Goodwill	XXX
Intangible assets	XXX

Tangible common equity, including unrealized gains / losses (c)	XXX
Less: Accumulated other comprehensive income / loss	XXX

Tangible common equity, excluding unrealized gains / losses (d)	XXX
Add back: Preferred stock	XXX

Tangible equity (e)	XXX

Total assets (U.S. GAAP)	XXX
Less: Goodwill	XXX
Intangible assets	XXX

Tangible assets, including unrealized gains / losses (f)	XXX
Less: Accumulated other comprehensive income / loss, before tax	XXX

Tangible assets, excluding unrealized gains / losses (g)	XXX

Total Bancorp shareholders' equity (U.S. GAAP)	XXX
Goodwill and certain other intangibles	XXX
Unrealized gains	XXX
Qualifying trust preferred securities	XXX
Other	XXX

Tier I capital	XXX
Less: Preferred stock	XXX
Qualifying trust preferred securities	XXX
Qualifying noncontrolling interest in consolidated subsidiaries	XXX

Tier I common equity (h)	XXX
Add: Unrealized gains	XXX
Disallowed MSRs	XXX
Less: 10% of individual deferred tax assets, MSRs, investment in financial entities	XXX
15% of aggregate deferred tax assets, MSRs, investment in financial entities	XXX

Tier I common equity, Basel III proforma (i)	XXX

Common shares outstanding (j)	XXX

Risk-weighted assets, determined in accordance with prescribed regulatory requirements (k)	XXX

Ratios:
Return on average tangible common equity (a) / (b)	XXX	%
Tangible equity (e) / (g)	XXX	%
Tangible common equity (excluding unrealized gains/losses) (d) / (g)	XXX	%
Tangible common equity (including unrealized gains/losses) (c) / (f)	XXX	%
Tangible common equity as a percent of risk-weighted assets (excluding unrealized gains/losses) (d) / (k)	XXX	%
Tangible book value per share (c) / (j)	XXX	%
Tier I common equity (h) / (k)	XXX	%
Tier I common equity, Basel III proforma (i) / (k)	XXX	%

If you should have any additional questions or require any further information, please do not hesitate to call me at (513) 534-0674 or Mark Hazel, Senior Vice President and Controller, at (513) 534-6702.

Sincerely,

/s/ DANIEL T. POSTON
Daniel T. Poston Executive Vice President and Chief Financial Officer

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Deloitte & Touche LLP